

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2024

Ivy Lee
Chief Financial Officer
SAG Holdings Ltd
14 Ang Mo Kio Street 63
Singapore 569116

> **Re: SAG Holdings Ltd**
> **Amendment No. 16 to Registration Statement on Form F-1**
> **Filed May 28, 2024**
> **File No. 333-267771**

Dear Ivy Lee:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 16 to Registration Statement on Form F-1 filed May 28, 2024

Consolidated Balance Sheets, page F-3

1.   Please revise to present your non-controlling interest as a separate component of stockholders' equity, distinct from the equity attributable to the controlling shareholders.

Consolidated Statements of Cash Flows, page F-6

2.   It appears the "balances with related parties" line item of $2,450,000 presented in change in operating assets and liabilities includes the decrease in your dividend payable to the ultimate holding company disclosed in Note 8 on page F-19. Please tell us your basis for presenting dividend payment in operating activities, as opposed to financing activities. Refer to ASC 230-10-45-15.

Item 9. Undertakings, page II-2

3.   Revise to provide the undertakings required by Item 512(a) of Regulation S-K.

     Please contact Suying Li at 202-551-3335 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services